

July 6, 2020

Thomas J. Cancro
Chief Financial Officer
DASAN ZHONE SOLUTIONS INC
1350 South Loop Road, Suite 130
Alameda, California 94502

> **Re: DASAN ZHONE SOLUTIONS INC**
> **Form 10-K for the Year Ended December 31, 2019**
> **Form 8-K furnished May 7, 2020**
> **File No. 000-32743**

Dear Mr. Cancro:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K furnished May 7, 2020

Exhibit 99.1, page 1

1. We note your presentation of the non-GAAP measures, Adjusted EBITDA and Net Income (loss) attributable to DZS - Non-GAAP, on page 1 of your earnings release. Please revise to present the most directly comparable GAAP measure (i.e. net loss) with equal or greater prominence to avoid placing undue prominence on the non-GAAP measures. Refer to the guidance outlined in Question 102.10 in the Division of Corporation Finance's Compliance and Disclosure Interpretations surrounding Non-GAAP Financial Measures.

2. We note for each non-GAAP financial measures related to cost of revenue, gross profit, operating expenses, operating income (loss) and net income (loss) attributed to DZS you adjust for certain items including depreciation and amortization and stock-based compensation and the impact of material transactions or events that you believe are not indicative of your core operating performance any of which may or may not be recurring

in nature. You provide the same reason for each of your non-GAAP measures. In this regard, for each non-GAAP measure please provide the specific reason(s) why management believes the presentation of such non-GAAP financial
measure provides useful information to investors regarding the registrant's financial condition and results of operations. Management's reason should be specific to the individual non-GAAP financial measure and avoid the use of overly generic boilerplate language.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing